THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq.*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Red Bank, New Jersey 07701
* Licensed in NJ	Telephone: (732) 530-9007
+ Licensed in NY	Fax (732) 530-9008
www.SourlisLaw.com Virginia@SourlisLaw.com

February 9, 2007

VIA EDGAR
Financial Services Group
United States Securities and Exchange Commission
Office of Emerging Growth Companies
100 F Street N.E.
Washington, D.C. 20005
Attention: Mr. William Friar, Senior Financial Analyst

RE:	Ultitek, Ltd.
Amendment No. 9 to Registration Statement on Form 10-12(g) Commission File No. 0-51819

Dear Mr. Friar:

Please be advised that our client, Ultitek, Ltd., a Nevada corporation (the “Company”), has filed today with the Commission Amendment No. 9 to the Company’s Registration Statement on Form 10-SB therein reflecting the Staff’s comments made during our telephone conversation on February 8, 2007.

The Company is amending its Form 10-SB filing to add an explanatory paragraph in Note A to the financial statements clarifying a difference in the weighted average shares outstanding between the Form 10-SB and the original Form 10-QSB for the quarter ended September 30, 2006 which was filed on November 14, 2006. The weighted average shares outstanding in the November 14, 2006 Form 10-QSB was incorrect due to a formula error in the spreadsheet which computed the weighted average shares outstanding. This error was corrected in an amended Form 10-QSB filed on January 10, 2007. The weighted average shares outstanding in the Form 10-SB are correct and have not changed.

Additionally, in the process of reviewing this 10-SB amendment to be re-filed, typographical errors were noted on the Statement of Operations for the three months ended September 30, 2006. These typographical errors were clerical errors in updating the previously filed Amendment No. 8 to the Form 10-SB.

The Company is also filing Amendment No. 2 to its September 30, 2006 Form 10-QSB to reflect the changes made to the Registration Statement. .

A copy of Amendment No. 9, marked to show changes from Amendment No. 8 to the Registration Statement on Form 10-SB filed with the Commission on January 24, 2007, accompanies this letter.

Also, attached please find the Company’s acknowledgment in connection with the Registration Statement.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

/s/ Virginia K. Sourlis
Virginia K. Sourlis, Esq.

cc:	Roman Price - Ultitek, Ltd.
Bill Meyler - Meyler & Company, LLC Robert Boyle - Meyler & Company, LLC

ACKNOWLEDGEMENT

I, Roman Price, as the President, Chief Executive Officer and Chairman of the Board of Ultitek, Ltd., a Nevada corporation (the “Company”), do hereby acknowledge the following on behalf of the Company:

1.
The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Registration Statement on Form 10-SB (File No.0-5189), as amended (the “Registration Statement”), filed with the United States Securities and Exchange Commission (the “Commission”);

2.	The Commission’s staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement this 9th day of February 2007.

ULTITEK, LTD.

By:	/s/ ROMAN PRICE
Name: Roman Price
Title: President, CEO and Chairman